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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                              Peoples Choice TV Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   710847104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Charles A. Nalbone, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 973-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               August 18, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    710847104                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    509,252
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          140,700
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         509,252

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    140,700

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    649,952

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.02%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   710847104                  13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
Common Stock
Peoples Choice TV Corp
2 Corporate Drive Ste. 249
Shelton, CT    06484
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                                 New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Working capital of Bear Stearns & Co. and personal funds of discretionary accounts. The aggregate purchase price of the 649,952 shares of Common Stock was approximately $6,109,549.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Bear Stearns has acquired the Common Stock of Peoples Choice TV Corp. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 7/01/99.

     (a)Number:                                                  649,952
        Percentage:                                              5.02%

     (b)1.Sole power to vote or to direct the vote:              509,252
        2.Shared power to vote or to direct the vote:            140,700
        3.Sole power to dispose or to direct the disposition: 509,252 4.Shared power to dispose or to direct the disposition: 140,700

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                                      None


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________

**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 27, 1999
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                        Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)

                                   APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

Alan C. Greenberg         Chairman of the Board and Director

James E. Cayne            President, Chief Executive Officer and Director

Alan D. Schwartz          Executive Vice President and Director

Warren J. Spector         Executive Vice President and Director

Michael L. Tarnopol       Executive Vice President and Director

John L. Knight            Director

John H. Slade             Director Emeritus

Kenneth L. Edlow          Secretary

William J. Montgoris      Chief Operating Officer

Michael J. Abatemarco     Controller and Assistant Secretary

Michael Minikes           Treasurer

Frederick B. Casey        Assistant Treasurer

Mark E. Lehman            Executive Vice President-General Counsel and Director

Samuel L. Molinaro, Jr.   Chief Financial Officer

John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                  APPENDIX II

                            Bear Stearns & Co. Inc.
                               Peoples Choice TV Corp.

                      Trading from 4/15/99 through 8/18/99
                              (Various Firm's Accounts)
                    ***** 08/25 *****
  5,000  PEOPLES CHOICE TV CORP         9 9/16         47,812.50
                   ***** 08/24 *****
  1,100  PEOPLES CHOICE TV CORP         9 9/16         10,518.75
  5,000  PEOPLES CHOICE TV CORP         9 9/16         47,812.50
                   ***** 08/23 *****
  5,000  PEOPLES CHOICE TV CORP         9 5/8          48,125.00
  5,000- PEOPLES CHOICE TV CORP         9 5/8          48,123.39
                   ***** 08/20 *****
  4,225  PEOPLES CHOICE TV CORP         9 9/16         40,401.56
                   ***** 08/19 *****
    400  PEOPLES CHOICE TV CORP         9 9/16          3,825.00
                   ***** 08/18 *****
  1,000  PEOPLES CHOICE TV CORP         9 9/16          9,562.50
                   ***** 08/17 *****
  5,000  PEOPLES CHOICE TV CORP         9 9/16         47,812.50
                   ***** 08/13 *****
200,000  PEOPLES CHOICE TV CORP         9 9/16      1,912,500.00
  5,000- PEOPLES CHOICE TV CORP         9 9/16         47,810.90-
180,000- PEOPLES CHOICE TV CORP         9 5/8       1,732,442.25-
 10,000- PEOPLES CHOICE TV CORP         9.6325         96,321.78-
                   ***** 08/12 *****
  5,000  PEOPLES CHOICE TV CORP         9 9/16         47,812.50
  5,000- PEOPLES CHOICE TV CORP         9.6225         48,110.89-
                   ***** 08/10 *****
  5,000- PEOPLES CHOICE TV CORP         9 5/8          48,123.39-
                   ***** 07/28 *****
  2,000  PEOPLES CHOICE TV CORP         9.43125        18,862.50
                   ***** 07/19 *****
    850  PEOPLES CHOICE TV CORP         9 1/2           8,075.00
                   ***** 07/15 *****
  3,500- PEOPLES CHOICE TV CORP         9.6325         33,712.62-
                   ***** 07/13 *****
    700  PEOPLES CHOICE TV CORP         9 9/16          6,693.75
    800  PEOPLES CHOICE TV CORP         9 9/16          7,650.00
  4,000- PEOPLES CHOICE TV CORP         9.6325         38,528.71-
                   ***** 07/09 *****
  3,000  PEOPLES CHOICE TV CORP         9 1/2          28,500.00
  3,500  PEOPLES CHOICE TV CORP         9 1/2          33,250.00
330,300  PEOPLES CHOICE TV CORP         9 1/2       3,137,850.00
333,800- PEOPLES CHOICE TV CORP         9 9/16      3,191,856.10-
  2,500- PEOPLES CHOICE TV CORP         9.6325         24,080.44-
                   ***** 07/08 *****
  2,000- PEOPLES CHOICE TV CORP         9.7250         19,449.35-
                   ***** 07/07 *****
150,000  PEOPLES CHOICE TV CORP         9 1/2       1,425,000.00
150,000- PEOPLES CHOICE TV CORP         9 9/16      1,434,327.18-
                   ***** 06/29 *****
  1,000  PEOPLES CHOICE TV CORP         9 7/16          9,437.50
  2,500  PEOPLES CHOICE TV CORP         9 7/16         23,593.75
  7,500  PEOPLES CHOICE TV CORP         9 7/16         70,781.25
  7,500  PEOPLES CHOICE TV CORP         9 7/16         70,781.25
 10,000  PEOPLES CHOICE TV CORP         9 7/16         94,375.00
 10,000  PEOPLES CHOICE TV CORP         9 7/16         94,375.00
 40,000- PEOPLES CHOICE TV CORP         9 1/2         379,987.33-
                   ***** 06/28 *****
    700  PEOPLES CHOICE TV CORP         9 7/16          6,606.25
                   ***** 06/25 *****
  1,300  PEOPLES CHOICE TV CORP         9 7/16         12,268.75
 20,000  PEOPLES CHOICE TV CORP         9 7/16        188,750.00
 20,000- PEOPLES CHOICE TV CORP         9 1/2         189,993.66-
                   ***** 06/22 *****
  3,500  PEOPLES CHOICE TV CORP         9 7/16         33,031.25
  3,500- PEOPLES CHOICE TV CORP         9 1/2          33,248.89
                   ***** 06/14 *****
  1,000  PEOPLES CHOICE TV CORP         9 5/16          9,312.50
  1,000  PEOPLES CHOICE TV CORP         9 5/16          9,312.50
  1,500  PEOPLES CHOICE TV CORP         9 5/16         13,968.75
  1,500  PEOPLES CHOICE TV CORP         9 5/16         13,968.75
  1,500  PEOPLES CHOICE TV CORP         9 5/16         13,968.75
  2,000  PEOPLES CHOICE TV CORP         9 5/16         18,625.00
  2,000  PEOPLES CHOICE TV CORP         9 5/16         18,625.00
  3,000  PEOPLES CHOICE TV CORP         9 5/16         27,937.50
  4,000  PEOPLES CHOICE TV CORP         9 5/16         37,250.00
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
 22,000  PEOPLES CHOICE TV CORP         9 5/16        204,875.00
 54,500- PEOPLES CHOICE TV CORP         9 3/8         510,920.46-
                   ***** 06/11 *****
  1,000  PEOPLES CHOICE TV CORP         9 5/16          9,312.50
  3,000  PEOPLES CHOICE TV CORP         9 5/16         27,937.50
  4,000- PEOPLES CHOICE TV CORP         9.3750         37,498.75-
                   ***** 06/10 *****
  1,800  PEOPLES CHOICE TV CORP         9 5/16         16,762.50
  8,000  PEOPLES CHOICE TV CORP         9 5/16         74,500.00
 10,000  PEOPLES CHOICE TV CORP         9 5/16         93,125.00
 23,700  PEOPLES CHOICE TV CORP         9 5/16        220,706.25
 43,500- PEOPLES CHOICE TV CORP         9.3750        407,798.90-
                   ***** 06/09 *****
  2,700  PEOPLES CHOICE TV CORP         9 5/16         25,143.75
  3,500  PEOPLES CHOICE TV CORP         9 5/16         32,593.75
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
 60,000  PEOPLES CHOICE TV CORP         9 5/16        558,750.00
 81,200- PEOPLES CHOICE TV CORP         9.3750        761,224.62-
                   ***** 06/08 *****
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
  5,000- PEOPLES CHOICE TV CORP         9 3/8          46,873.43-
                   ***** 06/04 *****
  1,000  PEOPLES CHOICE TV CORP         9 5/16          9,312.50
  2,200  PEOPLES CHOICE TV CORP         9 5/16         20,487.50
  3,200- PEOPLES CHOICE TV CORP         9 3/8          29,999.00-
                   ***** 06/03 *****
  1,450  PEOPLES CHOICE TV CORP         9 1/4          13,412.50
  3,800  PEOPLES CHOICE TV CORP         9 1/4          35,150.00
  5,250- PEOPLES CHOICE TV CORP         9 5/16         48,889.00-
                   ***** 06/02 *****
    500  PEOPLES CHOICE TV CORP         9 1/4           4,625.00
  1,000  PEOPLES CHOICE TV CORP         9 3/16          9,187.50
  1,000  PEOPLES CHOICE TV CORP         9 1/4           9,250.00
  1,000  PEOPLES CHOICE TV CORP         9 1/4           9,250.00
  1,500  PEOPLES CHOICE TV CORP         9 1/8          13,687.50
  2,500  PEOPLES CHOICE TV CORP         9 1/4          23,125.00
  2,500  PEOPLES CHOICE TV CORP         9 1/8          22,812.50
  5,000  PEOPLES CHOICE TV CORP         9 1/4          46,250.00
 15,000- PEOPLES CHOICE TV CORP         9.2708        139,057.36-
                   ***** 05/28 *****
  2,500  PEOPLES CHOICE TV CORP         9 1/4          23,125.00
  2,500- PEOPLES CHOICE TV CORP         9 5/16         23,280.47-
                   ***** 05/27 *****
  1,000  PEOPLES CHOICE TV CORP         9 1/4           9,250.00
  5,000  PEOPLES CHOICE TV CORP         9 1/4          46,250.00
  7,500  PEOPLES CHOICE TV CORP         9 1/4          69,375.00
 16,500- PEOPLES CHOICE TV CORP         9.3125        153,651.12-
                   ***** 05/26 *****
    500  PEOPLES CHOICE TV CORP         9 1/4           4,625.00
    600  PEOPLES CHOICE TV CORP         9 1/4           5,550.00
    667  PEOPLES CHOICE TV CORP         9 1/4           6,169.75
  5,000  PEOPLES CHOICE TV CORP         9 1/4          46,250.00
 10,000  PEOPLES CHOICE TV CORP         9 1/4          92,500.00
 10,000  PEOPLES CHOICE TV CORP         9 1/4          92,500.00
 10,000  PEOPLES CHOICE TV CORP         9 1/4          92,500.00
 54,200- PEOPLES CHOICE TV CORP         9 5/16        504,720.67-
                   ***** 05/25 *****
    850  PEOPLES CHOICE TV CORP         9 5/16          7,915.63
  1,000  PEOPLES CHOICE TV CORP         9 5/16          9,312.50
  1,500  PEOPLES CHOICE TV CORP         9 5/16         13,968.75
  5,000  PEOPLES CHOICE TV CORP         9 5/16         46,562.50
 25,000  PEOPLES CHOICE TV CORP         9 5/16        232,812.50
 31,000  PEOPLES CHOICE TV CORP         9 5/16        288,687.50
 50,000  PEOPLES CHOICE TV CORP         9 5/16        465,625.00
 54,000  PEOPLES CHOICE TV CORP         9 5/16        502,875.00
216,446  PEOPLES CHOICE TV CORP         9 5/16      2,015,653.38
 60,000- PEOPLES CHOICE TV CORP         9 5/16        558,731.37-
 87,000- PEOPLES CHOICE TV CORP         9.3750        815,597.81-
                   ***** 05/24 *****
    500  PEOPLES CHOICE TV CORP         9 5/16          4,656.25
  2,900  PEOPLES CHOICE TV CORP         9 5/16         27,006.25
  4,500  PEOPLES CHOICE TV CORP         9 5/16         41,906.25
  5,000  PEOPLES CHOICE TV CORP         9 3/8          46,875.00
  2,000- PEOPLES CHOICE TV CORP         9 11/32        18,686.87-
  3,000- PEOPLES CHOICE TV CORP         9 3/8          28,124.06-
                   ***** 05/21 *****
  1,000  PEOPLES CHOICE TV CORP         9 3/8           9,375.00
 25,000  PEOPLES CHOICE TV CORP         9 3/8         234,375.00
 15,000- PEOPLES CHOICE TV CORP         9 3/8         140,620.31-
                   ***** 05/20 *****
    900  PEOPLES CHOICE TV CORP         9 1/4           8,325.00
                   ***** 05/18 *****
    800  PEOPLES CHOICE TV CORP         9 1/4           7,400.00
  2,000  PEOPLES CHOICE TV CORP         9 1/4          18,500.00
 15,000  PEOPLES CHOICE TV CORP         9 1/4         138,750.00
 15,000  PEOPLES CHOICE TV CORP         9 1/4         138,750.00
  8,000- PEOPLES CHOICE TV CORP         9 1/4          73,997.53-
                   ***** 05/12 *****
    500- PEOPLES CHOICE TV CORP         9 1/4           4,624.84-
                   ***** 05/11 *****
    600  PEOPLES CHOICE TV CORP         9 1/8           5,475.00
  1,000  PEOPLES CHOICE TV CORP         9 1/8           9,125.00
  1,500  PEOPLES CHOICE TV CORP         9 1/8          13,687.50
  2,500  PEOPLES CHOICE TV CORP         9 1/8          22,812.50
  2,500  PEOPLES CHOICE TV CORP         9 1/8          22,812.50
  2,500  PEOPLES CHOICE TV CORP         9 1/8          22,812.50
  4,100  PEOPLES CHOICE TV CORP         9 1/8          37,412.50
  5,000  PEOPLES CHOICE TV CORP         9 1/8          45,625.00
  3,000  PEOPLES CHOICE TV CORP         9.0650         27,195.00
  7,000- PEOPLES CHOICE TV CORP         9 1/8          63,872.87-
                   ***** 05/10 *****
  1,500  PEOPLES CHOICE TV CORP         9 1/8          13,687.50
  1,500  PEOPLES CHOICE TV CORP         9 1/8          13,687.50
  2,300  PEOPLES CHOICE TV CORP         9 1/8          20,987.50
  3,000  PEOPLES CHOICE TV CORP         9 1/8          27,375.00
  3,200  PEOPLES CHOICE TV CORP         9 1/8          29,200.00
  5,000  PEOPLES CHOICE TV CORP         9 1/8          45,625.00
                   ***** 05/07 *****
    500  PEOPLES CHOICE TV CORP         9               4,500.00
  2,000  PEOPLES CHOICE TV CORP         9.0025         18,005.00
                   ***** 05/06 *****
    500  PEOPLES CHOICE TV CORP         9 1/8           4,562.50
  2,000  PEOPLES CHOICE TV CORP         9 1/4          18,500.00
                   ***** 05/05 *****
  1,000  PEOPLES CHOICE TV CORP         9 1/2           9,500.00
  2,000  PEOPLES CHOICE TV CORP         9 1/2          19,000.00
  1,000  PEOPLES CHOICE TV CORP         9 1/4           9,250.00
  1,000  PEOPLES CHOICE TV CORP         9 3/8           9,375.00
  1,000  PEOPLES CHOICE TV CORP         9 1/2           9,500.00
  3,000  PEOPLES CHOICE TV CORP         9 3/8          28,125.00
  4,000  PEOPLES CHOICE TV CORP         9 1/4          37,000.00
  5,000- PEOPLES CHOICE TV CORP         9.3250         46,623.44-
                   ***** 05/04 *****
  1,000  PEOPLES CHOICE TV CORP         9 1/2           9,500.00
  1,000  PEOPLES CHOICE TV CORP         9 1/2           9,500.00
  1,000  PEOPLES CHOICE TV CORP         9 1/2           9,500.00
  1,100  PEOPLES CHOICE TV CORP         9 1/2          10,450.00
  1,500  PEOPLES CHOICE TV CORP         9 1/2          14,250.00
  1,600  PEOPLES CHOICE TV CORP         9 1/2          15,200.00
  2,000  PEOPLES CHOICE TV CORP         9 1/2          19,000.00
  2,300  PEOPLES CHOICE TV CORP         9 1/2          21,850.00
  2,500  PEOPLES CHOICE TV CORP         9 1/2          23,750.00
  2,500  PEOPLES CHOICE TV CORP         9 1/2          23,750.00
  3,000  PEOPLES CHOICE TV CORP         9 1/2          28,500.00
  4,359  PEOPLES CHOICE TV CORP         9 1/2          41,410.50
  6,500  PEOPLES CHOICE TV CORP         9 1/2          61,750.00
 16,000- PEOPLES CHOICE TV CORP         9 1/2         151,994.93-
                    ***** 05/03 *****
  3,000  PEOPLES CHOICE TV CORP         9 7/16         28,312.50
  3,000  PEOPLES CHOICE TV CORP         9 7/16         28,312.50
 10,000  PEOPLES CHOICE TV CORP         9 7/16         94,375.00
 16,500  PEOPLES CHOICE TV CORP         9 1/2         156,750.00
    420- PEOPLES CHOICE TV CORP         9.6225          4,041.31-
                   ***** 04/30 *****
  2,000  PEOPLES CHOICE TV CORP         9 5/8          19,250.00
  3,000  PEOPLES CHOICE TV CORP         9 1/2          28,500.00
  5,000  PEOPLES CHOICE TV CORP         9 1/2          47,500.00
  5,000  PEOPLES CHOICE TV CORP         9 5/8          48,125.00
  5,000  PEOPLES CHOICE TV CORP         9 5/8          48,125.00
 35,200  PEOPLES CHOICE TV CORP         9 5/8         338,800.00
 22,400  PEOPLES CHOICE TV CORP         9.4654        212,024.96
  3,000  PEOPLES CHOICE TV CORP         9.4000         28,200.00
    500- PEOPLES CHOICE TV CORP         9 1/2           4,749.84-
  3,500- PEOPLES CHOICE TV CORP         9 1/2          33,248.89-
 10,000- PEOPLES CHOICE TV CORP         9 1/2          94,996.83-
                   ***** 04/29 *****
  1,000  PEOPLES CHOICE TV CORP         9 3/8           9,375.00
  1,500  PEOPLES CHOICE TV CORP         9 7/16         14,156.25
  1,500  PEOPLES CHOICE TV CORP         9 7/16         14,156.25
  2,000  PEOPLES CHOICE TV CORP         9 1/4          18,500.00
  2,500  PEOPLES CHOICE TV CORP         9 1/2          23,750.00
  3,000  PEOPLES CHOICE TV CORP         9 7/16         28,312.50
  4,500  PEOPLES CHOICE TV CORP         9 1/2          42,750.00
  5,000  PEOPLES CHOICE TV CORP         9 1/2          47,500.00
  5,000  PEOPLES CHOICE TV CORP         9 1/2          47,500.00
  5,000  PEOPLES CHOICE TV CORP         9 1/2          47,500.00
  5,000  PEOPLES CHOICE TV CORP         9 11/32        46,718.75
  5,000  PEOPLES CHOICE TV CORP         9 11/32        46,718.75
  5,000  PEOPLES CHOICE TV CORP         9 3/8          46,875.00
  5,000  PEOPLES CHOICE TV CORP         9 7/16         47,187.50
  5,000  PEOPLES CHOICE TV CORP         9 1/2          47,500.00
  7,000  PEOPLES CHOICE TV CORP         9 7/16         66,062.50
 10,000  PEOPLES CHOICE TV CORP         9 1/2          95,000.00
 12,500  PEOPLES CHOICE TV CORP         9 1/2         118,750.00
  1,000- PEOPLES CHOICE TV CORP         9 3/8           9,374.68-
  1,300- PEOPLES CHOICE TV CORP         9 1/8          11,862.10-
  2,000- PEOPLES CHOICE TV CORP         9 1/8          18,249.39-
 10,000- PEOPLES CHOICE TV CORP         9              89,997.00-
 10,500- PEOPLES CHOICE TV CORP         9.4500         99,221.69-
                   ***** 04/15 *****
 27,000  PEOPLES CHOICE TV CORP         7.3755        199,138.50
                         (Various Discretionary Accounts)
                  ***** 08/13 *****
 2,269  PEOPLES CHOICE TV CORP         9 9/16         21,697.31
 2,731  PEOPLES CHOICE TV CORP         9 9/16         26,115.19
                  ***** 05/26 *****
 4,629  PEOPLES CHOICE TV CORP         9 5/16         43,107.56
11,571  PEOPLES CHOICE TV CORP         9 5/16        107,754.94
                  ***** 05/25 *****
 2,903  PEOPLES CHOICE TV CORP         9 5/16         27,034.19
 1,200  PEOPLES CHOICE TV CORP         9 5/16         11,175.00
 4,957  PEOPLES CHOICE TV CORP         9 5/16         46,162.06
 1,200  PEOPLES CHOICE TV CORP         9 5/16         11,175.00
 1,200  PEOPLES CHOICE TV CORP         9 5/16         11,175.00
 3,188  PEOPLES CHOICE TV CORP         9 5/16         29,688.25
11,059  PEOPLES CHOICE TV CORP         9 5/16        102,986.94
27,648  PEOPLES CHOICE TV CORP         9 5/16        257,472.00
 6,645  PEOPLES CHOICE TV CORP         9 5/16         61,881.56
                  ***** 05/24 *****
 2,000  PEOPLES CHOICE TV CORP         9 11/32        18,687.50
                  ***** 05/21 *****
 3,050  PEOPLES CHOICE TV CORP         9 3/8          28,593.75
 1,950  PEOPLES CHOICE TV CORP         9 3/8          18,281.25
                  ***** 05/18 *****
 3,815  PEOPLES CHOICE TV CORP         9 1/4          35,288.75
 4,185  PEOPLES CHOICE TV CORP         9 1/4          38,711.25
                  ***** 05/11 *****
 1,324  PEOPLES CHOICE TV CORP         9 1/8          12,081.50
 5,676  PEOPLES CHOICE TV CORP         9 1/8          51,793.50
                  ***** 05/05 *****
 4,643  PEOPLES CHOICE TV CORP         9 1/2          44,108.50
 3,244  PEOPLES CHOICE TV CORP         9 1/2          30,818.00
 8,113  PEOPLES CHOICE TV CORP         9 1/2          77,073.50
 5,000  PEOPLES CHOICE TV CORP         9.3250         46,625.00
                  ***** 04/29 *****
 4,715  PEOPLES CHOICE TV CORP         9.4500         44,556.75
 5,785  PEOPLES CHOICE TV CORP         9.4500         54,668.25
                  ***** 04/15 *****
 6,000  PEOPLES CHOICE TV CORP         7.3755         44,253.00


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).